6/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 8 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30461

FACING PAGE

In[redacted]rokers and Dealers Pursuant to Section 17 of the
Act of 1934 and Rule 17a-5 Thereunder

02022753

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Floor Broker Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street -- 30th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Guilfoyle (516) 775-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deutsch, Marin & Company, LLP
(Name — if individual, state last, first, middle name)

50 Charles Lindbergh Blvd. (Address) Uniondale (City) NY (State) 11553 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis M. Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Floor Broker Network, Inc., as of March 31, ~~xx~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

(none)

Frances Bisogno
Notary Public State of NY
4512729 Cert. in NY County
Commission Expires 6/30/03

Notary Public

Chief Financial Officer
Signature

& Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLOOR BROKER NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
AS AT MARCH 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$225,876
Certificate of deposit (Note 6)	37,983
Receivables from clearing brokers (Note 2)	227,256
Receivables from brokers/dealers	81,392
Prepaid expenses	94,327
Fixed assets (Notes 1, 3)	30,451
Other assets	5,367
Total Assets	$702,652

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 98,990
Loan payable (Note 4)		98,080
Due to affiliate (Note 5)		27,544
Deferred income taxes (Note 1)		99,231
Total Liabilities		323,845
Commitments and contingencies (Note 6)		-
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	6,000	
Paid in capital	167,794	
Retained earnings	206,013	
	379,807	
Less: Treasury stock, 90 shares	(1,000)	
Total Stockholders' Equity		378,807
Total Liabilities and Stockholders' Equity		$702,652

See Accompanying Notes and Auditor's Report

FLOOR BROKER NETWORK, INC.
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

Income	
From: Commissions	$2,970,741
Realized (losses) on marketable securities	(520)
Other	26,923
Total Income	2,997,144
Expenses	
Payroll and trading commissions	910,670
Trading	1,298,828
Administrative and general	653,467
Officers' salaries	33,200
Taxes	45,767
Depreciation	10,105
Total Expenses	2,952,037
Net Income for Year Before Provision for Income Taxes	45,107
Provision for income taxes (Note 7)	35,870
Net Income for Year	$ 9,237

See Accompanying Notes and Auditor's Report

FLOOR BROKER NETWORK, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Total
Balance - April 1, 2001	$ 6,000	$ 167,794	$ 196,776	($ 1,000)	$ 369,570
Net Income for year	-	-	9,237	-	9,237
Balance - March 31, 2002	$ 6,000	$ 167,794	$ 206,013	($ 1,000)	$ 378,807

See Accompanying Notes and Auditor's Report

FLOOR BROKER NETWORK, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

Cash Flows from Operating Activities:	
Net income for year	$ 9,237
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,105
Deferred income taxes	(15,082)
Changes in assets and liabilities:	
Certificate of deposit	(1,845)
Receivable from clearing brokers	(82,927)
Receivables from brokers/dealers	31,054
Marketable securities owned	9,540
Due from/to affiliates	62,590
Prepaid expenses	110,673
Accounts payable and accrued expenses	5,160
Due to brokers/dealers	(1,673)
Net cash provided by operating activities	136,832
Cash Flows from Investing Activities:	
Purchase of fixed assets	(4,837)
Cash Flows from Financing Activities:	
Repayment of loan payable	(15,657)
Net Change in Cash and Cash Equivalents	116,338
Cash and cash equivalents - April 1, 2001	109,538
Cash and cash equivalents - March 31, 2002	$ 225,876

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for:	
Interest	$ 8,759
Taxes	$ 85,653

See Accompanying Notes and Auditor's Report

Note 1: - Business Activities and Significant Accounting Policies

Business Activities - Floor Broker Network, Inc. (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains offices located in New York, Basel (Switzerland) and London (United Kingdom). All transactions from their London and Basel offices clear through their clearing agent in New York.

Cash Equivalents - The Company considers all highly liquid unrestricted short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities - Marketable securities are valued at the fair market value as determined by publicly quoted market prices. Unrealized gain or loss is included in determining net income or loss on a trade date basis.

Fixed Assets and Depreciation - Fixtures and equipment are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System (MACRS) guidelines and the straight line methods, depending upon the acquisition date of the related asset. The Company has determined that the number of years specified by MACRS for recovery deductions for an asset remains within a reasonable range of the useful life of the asset and therefore is permitted to be used as a depreciation method for financial reporting.

The ranges of estimated useful lives used in computing depreciation are as follows:

Furniture, fixtures and equipment	5 years - 7 years
Leasehold improvements	10 years

Expenditures for ordinary maintenance, repairs and minor renewals which do not naturally extend the life of assets are charged against earnings when incurred. Additions and major renewals are capitalized.

Note 1: - Business Activities and Significant Accounting Policies (Continued)

Income Taxes - Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: - Receivable from Clearing Brokers

The Company maintains brokerage accounts with brokers through which all trading transactions are cleared. The receivable and all securities owned are with these same brokers. The Company is subject to credit risk if these brokers are unable to repay the receivable or return securities in their custody.

Note 3: - Fixed Assets

Fixed assets are comprised as follows:

	Cost	Accumulated Depreciation	Book Value
Furniture, fixtures and equipment	$ 66,971	$ 44,232	$ 22,739
Leasehold improvements	15,417	7,705	7,712
	$ 82,388	$ 51,937	$ 30,451

Note 4 - Loan Payable

The balance due on a revolving line of credit from the Bank of New York was converted to a fixed five year note in August of 2001. The note bears interest at 2% above prime. The note is payable in monthly installments of $1,886, plus interest, and matures July 31, 2006.

Note 5 - Related Party Transactions

The Company is a subsidiary of Richard C. Naso & Co., Inc. (the "Parent"), which owns 95% of common stock of the entity. Richard C. Naso Company, Inc. is 100% owned by an officer of the Company. The Parent acts as a common payroll master and joint payer for certain expenses and bills the Company on a monthly basis for its share of expenses. In addition, the Company pays the Parent floor brokerage expenses.

Note 6: - Commitments and Contingencies

New York Stock Exchange rules limit individuals to the use of only one seat on the exchange. The Company leases two seats which are in the name of employees. These leases are paid for and guaranteed by the Company. The leases expire during the year ended March 31, 2003 and, historically, have been renewed for a new one year period. The future minimum lease payments for the year ended March 31, 2003 are $475,000. Total seat lease expense for the year ended March 31, 2002 was $700,917.

The Company leases office facilities under non-cancellable operating leases in New York, London, and Basel for various terms. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. Total rent expense for the year ended March 31, 2002 is $79,142, which is net of $44,513 reimbursed by the related party.

Note 6: - Commitments and Contingencies (Continued)

As of March 31, 2002, the future minimum lease payments under these non-cancellable leases are as follows:

March 31, 2003	$104,372
March 31, 2004	104,594
March 31, 2005	72,208

A letter of credit in the amount of $30,000 has been utilized as rent security on the company's New York office. The letter of credit expires December 31, 2002 and will automatically renew each year. The bank has required that the letter of credit be collateralized by certificate of deposit.

Note 7 - Income Taxes

Deferred income taxes consist of the following components as of March 31, 2002:

Deferred income tax assets related to:	
Accounts payable and accrued expenses	$ 37,616
Due to affiliate	10,467
Deferred income tax liabilities related to:	
Accounts receivable	(114,491)
Fixed assets	(9,314)
Prepaid expenses	(21,470)
Other	(2,039)
Net deferred income tax liability	($ 99,231)

The provision for income taxes for the year ended March 31, 2002 is comprised as follows:

Current income tax:	
Federal	$ 26,395
State and local	24,557
Deferred income tax:	
Federal	(8,315)
State and local	(6,767)
Provision for income taxes	$ 35,870

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At March 31, 2002, the Company had net capital of $225,924 which was $174,404 in excess of its required net capital of $51,520. The Company's ratio of net capital to aggregate indebtedness is 3.42 to 1.

FLOOR BROKER NETWORK, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
AS AT MARCH 31, 2002

Total ownership equity - April 1, 2001	$369,570
Net income for the year ended March 31, 2002	9,237
Total ownership equity - March 31, 2002	378,807
Less: Non-allowable assets	149,401
Haircuts	3,482
Audited net capital	225,924
Net capital per focus Report Part IIA	338,211
Difference	($112,287)
Deferred income taxes	($ 99,231)
Additional accrued expenses	(25,000)
Adjustments to haircuts	11,944
Difference	($112,287)